PETROBRAS INTERNATIONAL FINANCE COMPANY
HARBOUR PLACE, 4th FLOOR
103 SOUTH CHURCH STREET
GEORGE TOWN, GRAND CAYMAN
CAYMAN ISLANDS, B.W.I.
January 2, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Jason Wynn

Re:	Petróleo Brasileiro S.A. — PETROBRAS (“Petrobras”) and
Petrobras International Finance Company (“PIFCo”)
Registration Statement on Form F-4 (File No. 333-138345)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, PIFCo respectfully requests that the Registration Statement on
Form F-4, as amended, filed by Petrobras and PIFCo on November 1, 2006, be declared effective on January 4, 2007 at 12:00 noon (EST) or as soon as practicable thereafter.

Very truly yours,

PETROBRAS INTERNATIONAL FINANCE COMPANY

By: /s/ Daniel Lima de Oliveira

Name:	Daniel Lima de Oliveira
Title:	Chairman